Exhibit 18

February 27, 2015

Sealed Air Corporation

Elmwood Park, New Jersey

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Sealed Air Corporation (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and have reported thereon under date of February 27, 2015. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2014. As stated in Note 2 to those consolidated financial statements, the Company changed its method of accounting for inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method and states that the newly adopted accounting principle is preferable in the circumstances because it will more closely reflect the current value of inventory in the consolidated balance sheet and conform all inventories to the FIFO valuation method for better reporting consistency across the Company’s segments and regions. In accordance with your request, we have reviewed and discussed with the Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP